SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K
                                  ANNUAL REPORT




     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


     For the fiscal year ended              December 31, 1999
                                   ---------------------------------------------


                          Commission File Number 1-9936





                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN
                            (Full Title of the Plan)




                              EDISON INTERNATIONAL
                                (Name of Issuer)








       2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                     (Address of principal executive office)

SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 1999 and 1998
Together with Auditors' Report

INDEX




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998
    Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999


NOTES TO FINANCIAL STATEMENTS


SCHEDULE I:

   Schedule of Assets Held for Investment Purposes as of December 31, 1999







NOTE: All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Southern California Edison Company
     Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHERN CALIFORNIA EDISON COMPANY STOCK SAVINGS PLUS PLAN (the
Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements made by management, as well as evaluating the overall financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP


Los Angeles, California
June 26, 2000

SOUTHERN  CALIFORNIA  EDISON  COMPANY
STOCK SAVINGS PLUS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998
(in 000's)

                                                       1999                  1998
                                                 -----------------     -----------------
                                 Assets

Investments, at fair value                            $ 2,039,254           $ 1,853,478

Receivables:
    Interest receivable                                       969                   550
    Dividend receivable                                         -                 7,513
    Receivable from brokers                                 2,963                 3,582
                                                 -----------------     -----------------

       Total receivables                                    3,932                11,645
                                                 -----------------     -----------------

Total assets                                            2,043,186             1,865,123
                                                 -----------------     -----------------

                              Liabilities

Payable to brokers and others                               2,414                   544
                                                 -----------------     -----------------

Total liabilities                                           2,414                   544
                                                 -----------------     -----------------


Net assets available for plan benefits                $ 2,040,772           $ 1,864,579
                                                 =================     =================



         The accompanying notes are an integral part of this statement.

SOUTHERN  CALIFORNIA  EDISON  COMPANY
STOCK SAVINGS PLUS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999
(in 000's)





                   Additions
Investment income:
   Dividend                                                       $ 22,384
   Interest                                                         16,244
   Net appreciation in fair value of investments                   149,204
                                                          -----------------

                                                                   187,832
   Less: management fees                                               468
                                                          -----------------

      Net investment income                                        187,364

Contributions:
   Employer contributions, net of forfeitures                       30,502
   Participant contributions                                        79,410
                                                          -----------------

      Total contributions                                          109,912
                                                          -----------------

           Total additions                                         297,276
                                                          -----------------

                   Deductions
   Distributions to participants                                   121,083
                                                          -----------------

            Total deductions                                       121,083
                                                          -----------------

                  Net increase                                     176,193
                                                          -----------------

Net assets available for plan benefits:
    Beginning of year                                            1,864,579
                                                          -----------------

    End of year                                                 $2,040,772
                                                          =================





         The accompanying notes are an integral part of this statement.

SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN


Notes to Financial Statements
December 31, 1999


Note 1.      Nature of Plan

The following description of the Southern California Edison Company (the Plan Sponsor) Stock Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

         Nature of Plan

         Eligibility

         The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time or part-time employees of Edison International (the Company) and substantially all of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

         Contributions

         Subject to statutory limits, prior to March 11, 1999, participants may annually contribute up to 15 percent of their eligible pay, as defined by the Plan document. Effective March 11, 1999, subject to statutory limits, all participants but Southern California Edison Company International Brotherhood of Electrical Workers, Utility Workers Union of America, and San Onofre Firefighters Association-represented participants (collectively, Certain Represented Participants) may elect to defer up to 19 percent of their eligible pay, as defined by the Plan document. Certain Represented Participants continue to be able to defer up to 15 percent of eligible pay, as defined by the Plan. Participating employers provide matching contributions from 0 percent to 100 percent of up to 6 percent of a participant's eligible pay. Certain participating subsidiaries also provide a fixed profit sharing contribution of 3 percent of eligible pay each pay period and a variable profit sharing contribution annually to eligible employees. The Plan also accepts rollovers from other qualified plans.

         Vesting

         Participants immediately vest in their contributions plus actual earnings thereon. Effective March 11, 1999, for all but Certain Represented Participants, employer contributions plus actual earnings thereon vest at a rate of 20 percent per year. Certain Represented Participants do not vest in employer contributions until they have achieved 5 years of service, at which time they fully vest. Once fully vested, all future employer contributions and earnings thereon are immediately vested. Prior to March 11, 1999, employer contributions plus actual earnings vested upon completion of five years of service as defined in the Plan document.

         Forfeitures

         At December 31, 1999 and 1998, forfeited non-vested accounts totaled $6,227 and $8,729, respectively. These accounts are used to reduce employer contributions. During 1999, employer contributions were reduced by $194,701 for forfeited nonvested accounts.

         Plan Trust

         Plan assets are held in trust with State Street Bank and Trust Company (the Trustee) for the benefit of participants and their beneficiaries. The mutual covenants to which the Company and the Trustee agree are disclosed in the Stock Savings Plus Plan Trust Agreement (the Trust Agreement).

         Plan Administration

         The Plan is administered by the Southern California Edison Company Employee Benefits Committee (the Plan Administrator). Hewitt & Associates is the Plan's recordkeeper. Frank Russell Trust Company and BZW Barclay's Global Investors were the Plan's investment managers for the six funds that were available prior to March 11, 1999 (see Note 4). Effective March 11, 1999 the investment choices increased to 50 investment funds. The increase in investment choices increased the number of investment managers. The Plan's prospectus provides a detailed description of each investment fund choice and the respective investment manager.

         Administrative and Investment Expenses

         The Plan Sponsor pays the cost of administering the Plan, including certain fees and expenses of the Trustee and recordkeeper. The fees, taxes and other expenses incurred by the Trustee or investment managers are paid out of the applicable fund. This includes brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the Trust or the transfer of assets between funds.

         Mutual funds pay fees to the Plan recordkeeper for administrative services to participants that would otherwise have to be provided by the fund. The majority of fees received by the Plan recordkeeper are used to reduce the recordkeeping and communication expenses of the Plan.

         Participant Accounts

         Each participant account is credited with the participant's contribution, the employer's contribution, if applicable, and allocations of Plan earnings. Allocation of earnings and expenses are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

         Participant Loans Receivable

         Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 reduced by the highest loan balance during the prior 12 months or 50 percent of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund to
         (from) Participant Loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at Prime Rate plus one percent. Interest rates range from 7.0 percent to 9.5 percent. Principal and interest is paid ratably through payroll deductions. Some separated participants may repay loan obligations by manual checks, rather than through payroll deductions.

         Payment of Benefits

         Distribution of account balances of $5,000 or less ($3,500 or less for Certain Represented Participants) occur after a participant terminates employment, dies, or becomes permanently and totally disabled. Participants terminating employment having account balances greater than $5,000 and retirees, may: a) elect to receive their distributions at any time before turning age 70 1/2, and b) choose between a lump sum or an installment form of payment.

Note 2.  Summary of Significant Accounting Policies

         Basis of Accounting

         The financial statements are presented on the accrual basis of accounting and in conformity with accepted accounting principles applicable to employee benefit plans in the United States.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investments in the collective funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Edison International Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Net Appreciation (Depreciation) in Fair Value of Investments

         Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

         New Pronouncement

         During 1999, the Plan implemented Statement of Position 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which eliminates the requirement for a defined contribution plan to individually disclose participant directed investment programs.

         Distributions to Participants

         Distributions to participants are recorded when paid.

Note 3.  Investment Elections

The Trustee invests all contributions in accordance with participant instructions.

All participants, except for Certain Represented Participants, may elect to change their investment mix effective each business day. Certain Represented Participants continue to be able to make such changes monthly. All participants, except for Certain Represented Participants, may elect changes to their deferral percentages and deferral investment elections coincident with their pay frequency. Certain Represented Participants continue to be able to make such changes monthly.

Note 4.  Investment Options

Prior to March 11, 1999, all participants' investment elections were limited to the following six funds:

o   Edison International Common Stock Fund
o   Common Stock Fund
o   Money Market Fund
o   Balanced Fund
o   Bond Fund
o   Global Fund

The transfer of the participants' investment from the Edison International Common Stock Fund to all other funds is valued at the closing market price on the date of the transfer, for all but Certain Represented Participants. The transfer of the participants' investment from the Edison International Common Stock Fund to all other funds is valued at the month-end closing price for Certain Represented Participants. The transfer of the participants' investment from all other funds to the Edison International Common Stock Fund, or to any other fund, is based on the actual market value balance (including earnings and market adjustments) in each participant's account, as of the date of transfer.

Effective March 11, 1999, all but Certain Represented Participants can choose investments from among 50 investment fund offerings. These investment funds consist of the following:

o Three Pre-mixed Portfolios - Funds are invested in portfolios which include U.S. stocks, non U.S. stocks and corporate and government bonds.
o Seven Core Funds - Funds are invested in a broad selection of asset classes; large and small U.S. stocks, non-U.S. stocks and fixed income instruments.
o Forty Mutual Funds - Funds are invested in a variety of retail mutual funds from multiple asset classes.

Participants should refer to the Summary Plan document for a more complete description of the various investment options.

Note 5.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                               December 31,
                                                                        ------------------------
                                                                          1999              1998
                                                                        --------         -------
                                                                                (in 000's)

         Edison International Common Stock Fund, 27,047,300 and
         28,896,508 shares, respectively    (See Note 7)                $708,301         $805,490
         BZW Barclay's Global Investors (U.S. Stock Index Fund),
         11,784,689 and 14,208,753 units, respectively                   479,189          440,742

         Frank Russell Trust Company (Balanced Fund),
         6,025,414 and 7,090,327 units, respectively                     151,268          154,821

         Frank RusselI Trust Company (Global Fund)
         1,689,695 and 8,606,786 units, respectively                      53,685          204,711

         State Street Bank (Money Market Fund),
         211,083,762 units                                               211,084               -

         Wells Fargo Bank, N.A. (Short-Term Income Fund),
         126,433,837 units                                                    -           126,434

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in 000's):

         Edison International Common Stock Fund (Note 7)            $ (45,957)
         Bond Intermediate Term Fund                                      (37)
         U.S. Large Company Stock Fund                                  3,206
         U.S. Small Company Stock Fund                                  1,408
         Conservative Growth Fund                                         314
         Aggressive Growth Fund                                         5,150
         Europacific Fund                                               7,354
         Mutual Funds                                                  50,902
         US Stock Index Fund                                           91,576
         Balanced Fund                                                 22,040
         Bond Short-Term Fund                                             401
         Global Fund                                                   12,847
                                                                     --------

         Total                                                       $149,204
                                                                     ========


Note 6.  Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                  December 31,
                                                                   ----------------------------------------
                                                                          1999                   1998
                                                                   ----------------          --------------
                                                                                   (in 000's)

   Net assets available for plan benefits per the financial
       statements                                                       $2,040,772               $1,864,579
   Amounts allocated to withdrawing participants                             3,922                    9,139
                                                                        ----------               ----------

   Net assets available for plan benefits per the Form 5500             $2,036,850               $1,855,440
                                                                        ==========               ==========


The following is a reconciliation of plan benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                              December 31, 1999
                                                              -----------------
                                                                 (in 000's)

    Plan benefits paid to participants per the financial
    statements                                                     $121,083
    Add: Amounts allocated to withdrawing participants
        at December 31, 1999                                          3,922
    Less: Amounts allocated to withdrawing participants
        at December 31, 1998                                          9,139
                                                                   --------

    Plan benefits paid to participants per the Form 5500           $115,866
                                                                   ========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 7.  Related Party Transactions

The Money Market Fund was managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. As such, transactions in the Money Market Fund qualify as party-in-interest transactions. Fees earned by the Trustee in its capacity as fund manager for the Plan were $285,104 for 1999. Such fees are reported net of interest income on the statement of changes in net assets available for plan benefits. The investment options include the Company's Common Stock as a fund option (see Note 5). State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. As such, transactions in the Edison International Common Stock Fund qualify as party-in-interest transactions. Fees earned by State Street Global Advisors, in its capacity as the investment manager of the Edison International Common Stock Fund, were $70,230 for 1999.

Note 8.  Plan Termination

Although it has not expressed an intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

Note 9.  Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated March 4, 1999, that the Plan and related trust are qualified under applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Note 10.  Employee Stock Ownership Plan

Effective February 23, 1998, the Plan was amended to convert the Edison International Stock Fund into an employee stock ownership plan allowing for the current distribution of dividends to all participants but Certain Represented Participants not electing to reinvest all or a portion of such dividends. For the year ended December 31, 1999, such distributions totaled $6,171,020.

Note 11.  Subsequent Events

Effective February 1, 2000, participation in the new investment options was expanded to include the Certain Represented Participants previously limited to the older choices (see Note 4). Effective February 1, 2000, Certain Represented Participants were awarded enhanced Plan terms. The enhanced Plan terms include, but are not limited to: allowing contributions up to 19 percent of pay; receiving graded vesting at the rate of 20 percent per year; allowing daily transactions; receiving distribution of account balances of $5,000 or less if they terminate employment, die or become permanently and totally disabled; and a matching contribution rate increased to 75 percent of up to 6 percent of the participants' eligible pay.

                                                                     SCHEDULE I

SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN

EIN 95-1240335 - PLAN NO. 002
Schedule of Assets Held For Investment Purposes
As of December 31, 1999
(in 000's)


 (a)                         (b)                                             (c)                              (d)
                                                         DESCRIPTION OF INVESTMENT INCLUDING MATURITY       CURRENT
                IDENTITY OF ISSUE, BORROWER,                              DATE, RATE                         VALUE
                  LESSOR, OR SIMILAR PARTY                    OF INTEREST, PAR OR MATURITY VALUE
  -             -----------------------------           ----------------------------------------------      ------


  *     EDISON INTERNATIONAL STOCK FUND                COMMON STOCK -NO PAR VALUE                          $708,301

  *     BZW BARCLAY'S GLOBAL INVESTORS                 COMMON STOCK FUND - COLLECTIVE INVESTMENT IN         479,189
                                                       THE BZW BARCLAY'S GLOBAL INVESTORS US STOCK
                                                       INDEX FUND

  *     FRANK RUSSELL TRUST COMPANY                    BALANCED FUND - COLLECTIVE INVESTMENT IN FRANK       151,268
                                                       RUSSELL GLOBAL BALANCED FUND

  *     STATE STREET BANK & TRUST CO.                  MONEY MARKET FUND - COLLECTIVE INVESTMENT IN         211,084
                                                       THE STATE STREET BANK MONEY MARKET FUND

  *     FRANK RUSSELL TRUST COMPANY                    BOND FUND - COLLECTIVE INVESTMENT IN FRANK             7,594
                                                       RUSSELL SHORT-TERM BOND FUND

  *     FRANK RUSSELL TRUST COMPANY                    BOND FUND - COLLECTIVE INVESTMENT IN FRANK            11,871
                                                       RUSSELL INTERMEDIATE BOND FUND

  *     FRANK RUSSELL TRUST COMPANY                    US LARGE COMPANY - COLLECTIVE INVESTMENT IN           30,167
                                                       FRANK RUSSELL US LARGE COMPANY EQUITY I FUND

  *     FRANK RUSSELL TRUST COMPANY                    US SMALL COMPANY - COLLECTIVE INVESTMENT IN            8,968
                                                       FRANK RUSSELL US SMALL COMPANY EQUITY II FUND

  *     FRANK RUSSELL TRUST COMPANY                    CONSERVATIVE GROWTH PORTFOLIO - COLLECTIVE             7,911
                                                       INVESTMENT IN FRANK RUSSELL CONSERVATIVE
                                                       BALANCED FUND





  *     FRANK RUSSELL TRUST COMPANY                    AGGRESSIVE GROWTH PORTFOLIO - COLLECTIVE              36,926
                                                       INVESTMENT IN FRANK RUSSELL AGGRESSIVE BALANCED
                                                       FUND

        AMERICAN FUNDS                                 EUROPACIFIC GROWTH FUNDS - COLLECTIVE                 28,675
                                                       INVESTMENT IN THE AMERICAN FUNDS GROUP
                                                       EUROPACIFIC GROWTH FUND

  *     FRANK RUSSELL TRUST COMPANY                    GLOBAL FUND - COLLECTIVE INVESTMENT IN FRANK          53,685
                                                       RUSSELL EQUITY-BASED GLOBAL MIX FUNDS

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN T. ROWE PRICE SCIENCE        69,590
                                                       AND TECHNOLOGY FUNDS

        JANUS INVESTMENT FUNDS                         COLLECTIVE INVESTMENT IN JANUS WORLDWIDE FUNDS        35,545

        JANUS INVESTMENT FUNDS                         COLLECTIVE INVESTMENT IN JANUS BALANCED FUNDS         19,827

        PUTNAM                                         COLLECTIVE INVESTMENT IN VOYAGER A FUND                9,514

        FRANKLIN STRATEGIC                             COLLECTIVE INVESTMENT IN FRANKLIN SMALL CAP            8,389
                                                       GROWTH FUND A

        PUTNAM                                         COLLECTIVE INVESTMENT IN ASIA PACIFIC GROWTH           7,863
                                                       FUND A

        DREYFUS MANAGEMENT                             COLLECTIVE INVESTMENT IN APPRECIATION FUND             7,223

        TURNER FUNDS                                   COLLECTIVE INVESTMENT IN TURNER SMALL CAP              6,711
                                                       GROWTH FUND

        FIDELITY FUNDS                                 COLLECTIVE INVESTMENT IN FIDELITY SELECT HEALTH        5,935
                                                       CARE FUND





        AMERICAN FUNDS                                 COLLECTIVE INVESTMENT IN WASHINGTON MUTUAL             5,914
                                                       INVESTORS FUND

        DREYFUS MANAGEMENT                             COLLECTIVE INVESTMENT IN DREYFUS DISCIPLINED           5,304
                                                       STOCK FUND

        FOUNDERS FUNDS INC.                            COLLECTIVE INVESTMENT IN FOUNDERS GROWTH FUND          5,123

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN MID-CAP GROWTH                5,045

        PUTNAM                                         COLLECTIVE INVESTMENT IN INTERNATIONAL GROWTH          4,792
                                                       FUND A

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN SPARTAN HIGH INCOME           3,257
                                                       FUND

        MORGAN STANLEY DEAN WITTER                     COLLECTIVE INVESTMENT IN INST EQUITY GROWTH B          3,083
                                                       FUNDS

  *     HEWITT SERIES                                  COLLECTIVE INVESTMENT IN HEWITT MONEY MARKET           2,689
                                                       FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN TOTAL RETURN FUND             2,844
                                                       ADMIN SHARES

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN UTILITIES INCOME FUND         2,827

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN SELECT FINANCIAL              2,231
                                                       SERVICES FUNDS

        BARON ASSET                                    COLLECTIVE INVETSMENT IN BARON ASSET FUND              1,610

        AMERICAN CENTURY                               COLLECTIVE INVESTMENT IN INTERNATIONAL GROWTH          1,501
                                                       INVESTOR FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN LOW DURATION FUND             1,163

        MAS SMALL CAP                                  COLLECTIVE INVESTMENT IN MAS SMALL CAP VALUE           1,148
                                                       FUND





        KEMPER-DREMEN                                  COLLECTIVE INVESTMENT IN KEMPER -DREMEN HIGH          1,097
                                                       RETURN EQUITY A FUND

        PUTNAM                                         COLLECTIVE INVESTMENT IN EUROPE GROWTH A FUND         1,062

        PUTNAM                                         COLLECTIVE INVESTMENT IN CAPITAL APPRECIATION A         952
                                                       FUND

        BERGER                                         COLLECTIVE INVESTMENT IN SMALL CAP VALUE FUND           819

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN VALUE FUND                     758

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN DIVERSIFIED                    656
                                                       INTERNATIONAL FUND

        TEMPLETON                                      COLLECTIVE INVESTMENT IN DEVELOPING MARKETS             668
                                                       FUND A

        INVESCO                                        COLLECTIVE INVESTMENT IN TOTAL RETURN FUND              482

        AMERICAN BALANCED                              COLLECTIVE INVESTMENT IN AMERICAN BALANCE FUND          452

        PIMCO                                          COLLECTIVE INVESTMENT IN CAPITAL APPRECIATION           421
                                                       ADMIN FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN LONG TERM US                   418
                                                       GOVERNMENT BONDS

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN SMAL L CAP STOCK FUND          397

        HOTCHKISS & WILY                               COLLECTIVE INVESTMENT IN INTERNATIONAL FUND             291

        MAS VALUE ADVISOR                              COLLECTIVE INVESTMENT IN MEDIUM COMPANY STOCK           230
                                                       FUND

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN REAL ESTATE SPECIALTY         168
                                                       FUND





  *     STATE STREET GLOBAL ADVISOR                    COLLECTIVE INVESTMENT IN SMALL CAP FUND                 79

        BRINSON GLOBAL                                 COLLECTIVE INVESTMENT IN BALANCED PRE-MIXED FUND        34

        PARTICIPANT LOANS                              LOANS WITH MATURITIES VARYING FROM ONE TO FOUR       75,503
                                                       YEARS (OR UP TO 15 YEARS IF FOR PURCHASE OF       ---------
                                                       PRIMARY RESIDENCE) AND INTEREST RATES OF 7 to
                                                       9.5%.


                                                       TOTAL                                             $2,039,254
                                                                                                         ==========

  *     Party-in-interest

                                   Signatures
                                   ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SOUTHERN CALIFORNIA EDISON COMPANY
                                             STOCK SAVINGS PLUS PLAN



                                        By:         John H. Kelly
                                           ------------------------------------
                                                    John H. Kelly
                                                Chair, Benefits Committee